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SEC Mail Processing Section

MAR 31 2016

Washington DC 409

16002113

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66330 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Toussaint Capital Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13 Broadway, Suite 2
(No. and Street)

Freehold, (City) New Jersey (State) 07728 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard Visci (732) 333-0863
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste. 720, (Address) Sugar Land, (City) Texas (State) 77478 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





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## OATH OR AFFIRMATION

I, Gerard Visci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toussaint Capital Partners, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (c) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael J Marino
Notary Public
New Jersey
My Commission Expires 4/24/2020
ID No. 50014542

# TOUSSAINT CAPITAL PARTNERS, LLC

## Financial Statements and Supplemental Schedules
## Required by the U.S. Securities and Exchange Commission

## Including Independent Auditor's Report Thereon

## For the Year-Ended December 31, 2015

Contents

**Nathan T. Tuttle, CPA**

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

# INDEPENDENT AUDITOR'S REPORT

**To the Directors of**
**Toussaint Capital Partners LLC**
**13 BROADWAY, SUITE 2**
**Freehold NJ 07728**

**Report on the Financial Statements**

I have audited the accompanying financial statements of Toussaint Capital Partners LLC (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toussaint Capital Partners LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Supplementary Information**

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
March 27, 2016

Nathan T Tuttle, CPA

**Toussaint Capital Partners, LLC**
**Financial Statements**
**Statement of Financial Condition**
**As of and for the Year-Ended December 31, 2015**

| | | |
|---|---|---|
| ASSETS | | |
| Current Assets | | |
| Cash in Bank | $ 40,900 | |
| Accounts Receivable | 183,399 | |
| Due from Pershing | 5,000 | |
| Prepaid Expenses | 5,857 | |
| Total Current Assets | | $ 235,156 |
| Fixed Assets | | |
| Computers | 39,163 | |
| Furniture & Fixtures | 19,669 | |
| Accrued Depreciation | (47,698) | |
| Total Fixed Assets | | 11,134 |
| TOTAL ASSETS | | $ 246,290 |
| LIABILITIES & EQUITY | | |
| Current Liabilities | | |
| Accounts Payable | $ 90,495 | |
| Accrued Expenses | 29,689 | |
| Total Current Liabilities | | $ 120,184 |
| Total Liabilities | | 120,184 |
| Equity | | |
| Partner Equity | | |
| Contribution | 162,798 | |
| Distribution | (257,117) | |
| Retained Earnings | 339,917 | |
| Net Profit | (119,492) | |
| Total Equity | | 126,106 |
| TOTAL LIABILITIES & EQUITY | | $ 246,290 |

The accompanying notes are an integral part of these financial statements.

**Toussaint Capital Partners, LLC**
**Financial Statements**
**Statement of Operations**
**As of and for the Year-Ended December 31, 2015**

| | | |
|---|---|---|
| Income | | |
| Commission Fee Income | $ 208,951 | |
| Underwriting Income | (1,653) | |
| Total Income | | $ 207,298 |
| Cost of Goods Sold | | |
| Clearing Fees | 78,130 | |
| Total COGS | | 78,130 |
| Gross Profit | | 129,169 |
| Expenses | | |
| Administrative Services | 5,256 | |
| Bank Service Charges | 5,218 | |
| Computer Expense | 8,949 | |
| Contributions | 200 | |
| Data Feeds | 39,218 | |
| Depreciation Expense | 3,387 | |
| Dues and Subscriptions | 4,980 | |
| Filing Fees | 898 | |
| Insurance | 29,763 | |
| Interest Expense | 681 | |
| Marketing | 400 | |
| Office Expense | 1,612 | |
| Office Supplies | 1,734 | |
| Payroll Expenses | 224,557 | |
| Postage and Delivery | 1,856 | |
| Professional Fees | 56,568 | |
| Quotes | 4,195 | |
| Regulatory Fees | 31,253 | |
| Rent and Utilities | 14,221 | |
| Repairs | 910 | |
| Storage | 5,905 | |
| Telephone | 9,077 | |
| Travel & Entertainment | 3,907 | |
| Total Expense | | 454,745 |
| | | (325,576) |
| Other Income | | |
| Interest Income | | 379 |
| Net Income Before Extraordinary Items | | (325,197) |
| Extraordinary Items | | |
| Release of Consent Judgement & Related Expenses | | 205,705 |
| Net Income After Extraordinary Items | | $ (119,492) |

The accompanying notes are an integral part of these financial statements.

# Toussaint Capital Partners, LLC
## Financial Statements
## Statement of Cash Flows
## As of and for the Year-Ended December 31, 2015

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net Profit | $ | (119,492) |
| Changes in Operating Assets and Liabilities: | | |
| Accounts Receivable | | 96,538 |
| Prepaid Expenses | | 8,257 |
| Furniture and Equipment (net of accumulated depreciation) | | 545 |
| Clearing Deposit | | 141,540 |
| Commissions Due from Clearing Broker | | 11,099 |
| Accounts Payable and Accrued Expenses | | 84,557 |
| Accrued Payroll and Payroll Taxes Payable | | (5,130) |
| Net Cash Used from Operating Activites | | 217,914 |
| Cash Flows for Investing Activities | | - |
| Cash Flows from Financing Activities | | |
| Capital Contributions | | 68,000 |
| Capital Withdrawals | | (72,862) |
| Cash Flows from Extraordinary Items | | |
| Loan Payable to Wells Fargo Bank, N.A. | | (197,233) |
| Accrued Interest on Loan Payable to Wells Fargo Bank, N.A. | | (7,403) |
| Net Increase in Cash | | 8,416 |
| Cash at Beginning of Year | | 32,484 |
| Cash at End of Year | $ | 40,900 |

**SUPPLEMENTAL INFORMATION**

| | | |
|---|---|---|
| Interest Paid | $ | 681 |
| Income Taxes Paid | $ | - |

The accompanying notes are an integral part of these financial statements.

**Toussaint Capital Partners, LLC**
**<u>Financial Statements</u>**
**Statement of Changes in Ownership Equity**
**As of and for the Year-Ended December 31, 2015**

| | | |
|---|---|---|
| Balance, December 31, 2014 | $ | 250,459 |
| Member's Contribution | | 68,000 |
| Member's Distribution | | (72,861) |
| Net Profit | | (119,492) |
| Balance, December 31, 2015 | $ | 126,106 |

The accompanying notes are an integral part of these financial statements.

**Toussaint Capital Partners, LLC**
**<u>Financial Statements</u>**
**Statement of Changes in Subordinated Liabilities**
**As of and for the Year-Ended December 31, 2015**

| | | | | |
|---|---|---|---|---|
| Balance of Subordinated Claims at January 1, 2015 | | | $ | - |
| Additions | $ | - | | |
| Subtractions | $ | - | | |
| Balance of Subordinated Claims at December 31, 2015 | | | $ | - |

The accompanying notes are an integral part of these financial statements.

# Toussaint Capital Partners, LLC
## Notes to Financial Statements
### As of and for the Year-Ended December 31, 2015

**NOTE 1 - ORGANIZATION**

Toussaint Capital Partners, LLC ("the Company") is registered as a broker-dealer in securities under the provisions of the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3- 3(k)(2)(ii).

The Company was formed on May 27, 2003 pursuant to the Delaware Limited Liability Company Act, with Toussaint Capital Holdings, LLC as its sole member.

*Recently Issued Accounting Pronouncements:*

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Basis of Presentation*

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

*Securities Transactions*

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

*Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

*Accounting Basis*

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

*Marketable Securities*

Marketable securities are adjusted to market value and any gain or loss is recognized currently in the statement of operations.

*Fixed Assets*

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

| Description | Estimated Useful Life |
|---|---|
| Furniture and Fixtures | 7 years |
| Equipment | 5 years |

*Income Taxes*

The Company is treated as a disregarded entity for federal and state income tax reporting purposes and thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its members and reported on their individual tax returns. The federal and state income tax returns of the individuals are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

*Fair Value of Financial Instruments*

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

*Collateral Agreement*

In accordance with the agreement, all the Company's property held by the broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the broker.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

*Accounts Receivable*

Accounts receivable are stated at the amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Management has determined that allowances for doubtful accounts at December 31, 2015 are not required.

*Concentrations of Credit Risk*

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. In addition to the basic insurance deposit coverage, the FDIC was providing temporary unlimited coverage for non-interest bearing transaction accounts through December 31, 2012. All of its U.S. non-interest bearing cash balances were fully insured at December 31, 2012 due to a temporary U.S. federal program in effect from December 31, 2010 through December 31, 2012. Beginning in 2013, U.S. insurance coverage was reverted to $250,000 per depositor at each financial institution. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

## NOTE 3 – CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

## NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2015 are summarized as follows:

| | |
|---|---|
| Office equipment and furniture | $ 58,832 |
| Less: accumulated depreciation | 47,698 |
| Net property and equipment | $ 11,134 |

## NOTE 5 – OPERATING LEASE

The Company leased office space under a lease agreement through October 29, 2012. Due to the hurricane and the fact that the building was severely damaged, the lease agreement was terminated in December 2012. In December 2013 the Company moved into office space in a building that is owned by a real estate investment company whose managing member is the managing member of the Company. The Company pays rent of $1,000 per month under a month-to-month arrangement.

Rent expense was approximately $12,000 for the year ended December 31, 2015.

## NOTE 6 – QUALIFIED PROFIT SHARING PLAN

The Company provides a qualified profit sharing plan (henceforth referred to as 'the plan") for the benefit of eligible employees. The plan allows the company at its discretion to defer a portion of its profits by allocating a portion of said profits to eligible employees. Employees will become vested under the terms of a defined vesting schedule. No contributions were made for 2015.

## NOTE 7 – COMMITMENTS/LEGAL SETTLEMENT/CONTINGENCIES

*FINRA SETTLEMENT*

In March of 2015 the company entered into a letter of Acceptance, Waiver and Consent with FINRA in connection with a regulatory review in 2014 with regard to findings made by FINRA that the Company failed to maintain regulatory minimum net capital requirements as a result of its participation in three underwritings as a member of the underwriting syndicates. These underwritings were completed and all the offered securities were sold on an "All Pot" basis, such that the lead underwriter for each transaction placed all securities offered by the issuer on behalf of the entire underwriting syndicate. Nevertheless, FINRA's position is that the Company was required to take open contractual commitment haircuts for the proportionate share of the securities as disclosed in each of the prospectuses. Without admitting or denying the allegation, the company agreed to settle with FINRA, accepted certain findings as fact, consented to a censure and payment of a fine of $10,000. The AWC was accepted by FINRA and made final on April 9, 2015. In June of 2015, the Company made an initial payment of $2,500 and for the

remaining balance of $7,500 entered in to a promissory note together with interest in 16 monthly payments. The first payment was made on July 9, 2015. Subsequent payments were due on the 9th of each month thereafter. Interest and principle payment were calculated at a fixed interest rate of 6.25% annually. The monthly payments have been calculated by amortizing the principle sum over the term of the Note

*FINRA SETTLEMENT*

In March 2015 the company accepted a Minor Rule Violation letter issued by FINRA. The violation was based upon FINRA's findings that during the period of January 1 through March 31, 2014 the Company failed to report to the Trade Reporting and Compliance Engine ("TRACE") 53 transactions in TRACE-eligible securities within the required 15 minutes of the time of each order's execution. Without admitting or denying the allegation, the Company agreed to settle with FINRA, accepted certain findings as fact, and payment of a fine of $2,500. The Minor Rule Violation was accepted by FINRA and the Company paid the fine in the amount of $2,500.

FINRA Cycle Examination No. 20140389037

In July 2014 FINRA's New Jersey district office commenced a cycle examination of the Company. This examination was completed in September, 2015 without any censures or fines levied against the Company.

**NOTE 8 – RELATED PARTY TRANSACTIONS**

The Company has loans to affiliated entities in the amount of $86,243 at December 31, 2015. These loans are non-interest bearing. In addition, the Company does business with entities with which the Members are associated. In the course of business the Company had an Accounts Receivable balance of $21,828 with such entities at December 31, 2015.

**NOTE 9 - MATERIAL EVENTS**

On March 11, 2015 the Firm and its chief executive officer learned of the filing of a Consent Judgment against the Firm which was filed in the Superior Court of New Jersey, Somerset County on July 1, 2014. The Consent Judgment involves loans that were made by Wells Fargo Bank to Toussaint Holdings, LLC (the Firm's parent company) and other parties. Management believes that due to the fact that the Firm was not a party to the loans and other factors, the Consent Judgment was improperly entered and should be vacated. As of December 31, 2014 and before applying the charges necessitated by the Consent Judgment, the Firm's net capital was $150,418. The charges from the Consent Judgment were a loan balance of $197,233, accrued interest of $7,403 and attorney fees of $1,053 which brought net capital to $(55,241). Pursuant to the requirements of SEA Rule 17a-11, the Firm filed notification of its net capital deficiency with the SEC and FINRA on March 13, 2015. The firm was required by the regulators, FINRA,

to take a charge against its capital. This charge was for a liability at the holding company level. The broker/dealer, Toussaint Capital Partners, had been included as a guarantor in error. The execution of taking the charge caused the firm to fall below the net capital requirement of $120,000. As a result of this incident, the firm stopped trading activities in the middle of March 2015. The firm spent 6 months (March'15 to August'15) resolving the matter with the bank to get the liability (loan) of Toussaint Holdings off of the balance sheet of Toussaint Capital Partners. Effective September 2015, the management team successfully achieved this goal. Currently the Firm is taking measures to infuse new capital to bring it back into net capital compliance as quickly as possible. As of March 15, 2015, the Firm is not permitted to conduct any securities business until it is in compliance with the minimum net capital requirements, and FINRA authorizes the Firm to conduct securities transactions.

**NOTE - SUBSEQUENT EVENTS**

The Company evaluated events occurring between the end of its fiscal year, December 31, 2015, and March 28, 2016, when the financial statements were issued.

**Toussaint Capital Partners, LLC**
**Supplementary Schedules Pursuant to SEA Rule 17a-5**
**Of the Securities and Exchange Act of 1934**
**As of and for the Year-Ended December 31, 2015**

**Computation of Net Capital**

| | | | | |
|---|---|---|---|---|
| Total Stockholder's Equity | | | $ | 126,106 |
| Non-Allowable Assets | | | | |
| Accounts Receivable | $ | 97,156 | | |
| Receivables from Affiliates | | 86,243 | | |
| Prepaid Expenses | | 5,857 | | |
| Property & Equipment (Net) | | 11,134 | | |
| Haircuts on Securities Positions | | | | |
| Securities Haircuts | | - | | |
| Undue Concentration Charges | | - | | |
| Net Allowable Capital | | | $ | (74,284) |

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum Net Capital Required as a Percentage of Aggregate Indebtedness | 8,012 |
| Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer | 100,000 |
| Net Capital Requirement | 100,000 |
| Excess Net Capital | (174,284) |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total Aggregate Indebtedness | 120,184 |
| Percentage of Aggregate Indebtedness to Net Capital | -161.79% |

**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**

| | | |
|---|---|---|
| Net Capital Computed and Reported on FOCUS IIA as of December 31, 2015 | | (74,284) |
| Adjustments | | |
| Changes to Equity | | - |
| Changes to Non-Allowable Assets | | - |
| Changes to Securities Haircuts | | - |
| Net Capital per Audit | $ | (74,284) |
| Reconciled Difference | | - |

**Toussaint Capital Partners, LLC**
**Supplementary Schedules Pursuant to SEA Rule 17a-5**
**Of the Securities and Exchange Act of 1934**
**As of and for the Year-Ended December 31, 2015**

## Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of ($74,284) which was $174,284 below its required net capital of $100,000. The Company's net capital ratio was (161.79%). The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

## Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

## Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report or the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

## Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

**Toussaint Capital Partners, LLC**
**Supplementary Schedules Pursuant to SEA Rule 17a-5**
**Of the Securities and Exchange Act of 1934**
**As of and for the Year-Ended December 31, 2015**

**Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)**

**Toussaint Capital Partners, LLC**

13 Broadway, Suite 2 • Freehold, NJ 07728 • Phone: 212.328.1800 • Fax: 212.328.1850

March 28, 2016

Nathan Tuttle, CPA
1800 Rivercrest Dr., Ste. 720
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Toussaint Capital Partners, LLC,

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. We have met the identified exemption from January 1, 2015 through December 31, 2015, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Avery F. Byrd
Chairman & CEO
Toussaint Capital Partners, LLC

3/28/2016
Date

Member FINRA/SIPC/MSRB

**Nathan T. Tuttle, CPA**

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

## EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(ii)

Avery Byrd
Toussaint Capital Partners
LLC
13 BROADWAY, SUITE
2
Freehold NJ 07728

Dear Avery Byrd:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Toussaint Capital Partners LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Toussaint Capital Partners LLC claimed an exemption from 17 C.F.R. § 240.15c3-3. Toussaint Capital Partners LLC stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception. Toussaint Capital Partners LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Toussaint Capital Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
March 27, 2016

**From:** T. Lloyd Gordon
**Subject:** FW: AUDIT ADDRESSES
**Importance:** High

Upon completion of your report, two copies of the audited report must be filed with the Principal Office of the SEC in Washington, DC, one copy to the appropriate Regional/District Office of the SEC, and one copy to FINRA submitted through the Firm Gateway annual audit electronic submission interface. The audit must be submitted to FINRA in Portable Document Format (PDF). This requirement is applicable to annual audit reports with a fiscal year end on or after September 30, 2011.

**If the firm is a member of SIPC it is also a requirement to send one copy of the annual audit report to SIPC at: SIPCAuditReports@sipc.org.** In the subject line include your SEC 8- file number (top right on the Facing Page), the name of your firm, and the fiscal year end for the report being filed.

**One** copy with Facing Page and notarized signature electronically in **PDF format** to:

FINRA/Financial Operations via the Firm Gateway
Annual Audit Electronic Submission Interface
Refer to Regulatory Notice 11-46 for further information about the new filing process.
**Nathan Tuttle PCAOB#: 5899**

**Two** copies with Facing Page and notarized signature to:
**SEC Headquarters**
Office of Filings and Information Systems
100 F Street NE
Washington, DC 20549
Attn: Branch of Registrations and Examinations
(202) 551-6551

**New York Regional Office**
Andrew Calamari, Regional Director
Brookfield Place
200 Vesey Street, Suite 400
New York, NY 10281-1022
(212) 336-1100

**From:** T. Lloyd Gordon
**Subject:** FW: AUDIT ADDRESSES
**Importance:** High

Upon completion of your report, two copies of the audited report must be filed with the Principal Office of the SEC in Washington, DC, one copy to the appropriate Regional/District Office of the SEC, and one copy to FINRA submitted through the Firm Gateway annual audit electronic submission interface. The audit must be submitted to FINRA in Portable Document Format (PDF). This requirement is applicable to annual audit reports with a fiscal year end on or after September 30, 2011.

**If the firm is a member of SIPC it is also a requirement to send one copy of the annual audit report to SIPC at: SIPCAuditReports@sipc.org.** In the subject line include your SEC 8- file number (top right on the Facing Page), the name of your firm, and the fiscal year end for the report being filed.

**One** copy with Facing Page and notarized signature electronically in **PDF format** to:

FINRA/Financial Operations via the Firm Gateway
Annual Audit Electronic Submission Interface
Refer to Regulatory Notice 11-46 for further information about the new filing process.
**Nathan Tuttle PCAOB#: 5899**

**Two** copies with Facing Page and notarized signature to:
**SEC Headquarters**
Office of Filings and Information Systems
100 F Street NE
Washington, DC 20549
Attn: Branch of Registrations and Examinations
(202) 551-6551